November 6, 2024

Scott Hutton
President and Chief Executive Officer
Biodesix, Inc.
919 West Dillon Road
Louisville, Colorado 80027

       Re: Biodesix, Inc.
           Registration Statement on Form S-3
           Filed November 1, 2024
           File No. 333-282938
Dear Scott Hutton:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Samir A. Gandhi, Esq.